# Invest in Yonder

Technology Main Street Family Outdoors Social Impact

## The first nature travel platform that gives back

YONDER.COM HAMILTON MONTANA





*I don't think we could have ever predicted when we started Yonder in 2018, that our founding purpose — to create a harmonious world by connecting people to nature —would skyrocket to the place of relevance that it has today.*

**Tim Southwell** Founder, Chairman @ Yonder

### Why you may want to invest in us...

1. THE NEW TRAVEL POST-COVID Uncrowded getaways, lesser-known nature destinations accessible by car.
2. $3B REVENUE POTENTIAL The first and only travel booking platform dedicated to nature tourism.
3. GLOBAL EXPANSION Mobilizing teams in the UK, Italy, New Zealand, South Africa, and more...
4. LIKE PATAGONIA, WE'RE A P.B.C. Place equal importance on profit and positive environmental impact.
5. FREE/DISCOUNTED TRIP INCENTIVES We offer free/discounted trips if you invest.
6. BUY & GIFT SHARES for anyone who wants to help small communities thrive in your life!
7. Need a human's help w/ investing? Email Andrew Robitaille at andrew@wefunder.com

## Why investors ❤ us

WE'VE RAISED $5,179,862 SINCE OUR FOUNDING



*These are unprecedented times. If we've learned anything from being quarantined, it's that we all need to get out. We need to be free. We need a change of scenery. We need nature! Studies show that stress and depression can be reduced by going out into nature and Yonder has presented itself at the perfect time. As restrictions are starting to relax throughout the U.S., Yonder highlights places near major cities where you can road-trip into nature and de-stress.*

*What makes Yonder interesting and different is that the properties they select for the platform have special criteria such as 180-degree views of nature, are eco-friendly, and hosts (referred to as*

... *read more*

**Judah Wiedre** Founder, JW+Co

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



*Having experienced a farm stay, and understanding the value of connecting with the outdoors, I believe that as more people are able to have curated experiences they will be more motivated to take action for the planet. From what I can see Yonder is doing their part to make that happen.*

**Mark Wayne Taylor**

Architect, who wants to travel to cool places and see cool things in a responsible way.



*We have been in the travel and hospitality industry for over 30 years. we recognize travel must change and after the pandemic a lot of people will look into places closer to home, but also for nature, new experiences away from crowds. Let's do this!*

**Carmen Regina Vega**

Travel agent for over 30 years, now a world traveler. I recognize the best way to travel is #withmy5senses

SEE MORE

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Tim Southwell**
Founder, Chairman
*Owner & Operator of Several Successful Companies in the Arena of Health, Wellness, Permaculture and Agri-Tourism*



**Sarah Southwell**
Founder
*CEO & Founder of GroWise Be Well; Co-founder ABC acres; experienced entrepreneur with successful companies at the intersection of holistic living, education, permaculture, and agri-tourism.*



**Whitney Altafi**
Chief Marketing Officer
*Brand Expert, Startup Success, Lifestyle Brands, Charles Schwab--Effie Winner, Sunrun, Credit Karma, Counsyl*



**Bill LEE**
Co-Founder, CEO
*Business & Strategy Development. Brand Expert. Over 40 Years in Senior Leadership With Name Brands and StartUps*



**Matthew Schmidgall**
Co-Founder, COO
*Experienced Startup Executive, Workflow & Scale Designer, Inqubator Managing Partner, Hennepin Studios, Anderson Digital*



**Derek Newsom**
Co-Founder, CTO
*Technology Executive, Web, Backend & Native App Expert, Inqubator Managing Partner, Nvoicepay, Our Alchemy, Anderson Digital*



**Patrick Harris**
Advisor
*Early and growth stage consumer companies. Capital introductions to family offices, institutional investors and HNW individuals*

## In the news

No Logo TRAVEL+ LEISURE  

## Downloads

Yonder Investor Presentation Sept 2020.pdf

# Yonder is taking flight!

I recall that 'ah-ha' moment in October 2017. We had just completed our second year of agri-tourism offerings on the farm and discovered that revenue stream surpassed all others. Farming is a labor of love, and seldom results in monetary success, but what if I enjoyed the many heartfelt messages left by visiting families who spent time on the farm and witnessed the natural world, which in turn offered them a chance to appreciate their special bond. Could there be a way to couple both farmer and family together while harnessing the bonding potential of nature to improve the lives of everyone? This is the question that I set out to answer.



In 2018, along with my co-founder Bill Lee, we set out to understand the opportunity and decide if, in an underserved market, could we provide an authentic experience to realize a better, healthier tomorrow by connecting people to nature? We decided the answer was yes and in late 2018, Yonder was born from our passion for the natural world and everything it offers.



I'm pleased to announce that starting today, Yonder is taking flight. Under Bill's leadership, and a team with a shared passion for the natural world and the healing powers it bestows, we built and created a truly authentic platform experience.

**A Booking Platform Connecting People To Nature**

Nature is the antidote to today's busy and stressful world, and Yonder is the conduit that puts people back in touch with it. We're a travel booking site with a singular passion: to connect people to the authentic, healing experiences that only the natural world can provide. Each of our carefully chosen properties not only inspire a deeper appreciation for nature but also a greater sense of responsibility to protect it. Our mission is to champion a healthier and better tomorrow.


THE EXECUTION
The world's go-to resource for carefully vetted, nature-rich experiences.
FARM
RANCH
OPEN SKY
MOUNTAIN
VINEYARD
WATERFRONT
FOREST
ESCAPE

**Our Approach**

It starts with a high quality platform and related native apps, offering a great user experience with all the hallmarks of advanced, intuitive design and functionality. Then we added robust search and discovery features, curated collections, and more. Lastly, we populated the platform with high quality curated host listings that open up to countless worlds for opportunities for discovery of nature experiences, a chance to #findyouryonder.


CLEARLY SPECIALIZED MARKET SEGMENT
Aggregating a Global Market of Highly Curated Quality Hosts offering Nature Immersive Destinations
At Yonder, the Stay is not a Place To Sleep. At Yonder, the Stay is the Experience Itself

**How We Make Money**

By becoming the leader of nature tourism in the world, offering countless opportunities for discovery of nature connections in various categories, Yonder becomes the gravity force attracting nature seeking travelers. We have been working hard to identify the various host communities globally, we have built network of organizational support and integration partnership to accelerate our acquisition of ever greater number of hosts. Through these efforts, increasing numbers of guests will see Yonder as the go to source for nature tourism. On a more mathematical level; Yonder makes money on every booking. Yonder receives 16% revenue in booking fees from the value of each booking. On a $ 100 booking, Yonder's fee income is $16. It divides between host fees of 4% and guest fees of 12%, and is consistent with industry averages.

### Market Demographics

Yonder has identified four core groups relatively evenly split between Families, Millennials, Seniors and Single Professionals. With 33% of Yonder listings exclusive to the Yonder platform, and 80% of the listings within four hour drive of major metropolitan areas, Yonder offers access to nature rich destination across all demographics and geography. Our survey of focus groups shows significant preference for nature rich destinations. Among millennials, the number is the highest, with over 67% calling nature tourism out as first choice. They also agree with the problem of identifying a reliable source for booking nature destinations online.


SAM BREAKDOWN
SAM of $8.0B consists of Agri-Eco Tourism accommodations only
Market evenly split between 4 groups; millennials, families, seniors, & single professionals
SAM excludes air travel, hotels, resorts & cruises
More than 80% of listings are within a four hour drive of US metropolitan areas
33% of listings are exclusively on the yonder platform
Agri-Eco Tourism realizing 12% YOY growth
Yonder Market Share in 5 years: $ 0.7B, or 8.75%
Sources: QRY Agri Tourism Research, Condor Ferries, Access Dev, Forbes, CREST, Conde Nast, Eco Tourism Statistics, Statista
Source: Yonder Global, Inc.

### Consolidating a Global Market

In the years we spent researching and understanding the market, we've concluded that the Agri-Tourism market as a whole is unsophisticated and very fragmented. No one player has more than a 5% market share and 89% of the market is currently unconsolidated. Yet agri and eco-tourism hosts exist everywhere. And they are frustrated over the lack of focused attention and invisibility on other platforms. What we found is they are all looking for a home, a devoted platform, a market leader.


THE COMPETITION
Airbnb 5 Year Market Share: 10%
Top OTA Competitors:
Airbnb $ 38 B 40%
Booking Hldgs $ 15 B 16%
Expedia $ 10 B 11%
TripAdvisor $ 3 B 3%
Tujia $ 2 B 2%
Others $ 27 B 28%
TOTAL $ 95 B
Top Nature Competitors:
Vacasa $ .3 B 3%
Hipcamp $ .2 B 3%
Under Canvas $ .2 B 2%
Glamping Hub $ .1 B 2%
Getaway $ .1 B 1%
Others: $ 7.1 B 89%
TOTAL $ 8.0 B
OTA P2P Bookings - $Billions
100
75
50
25
0
2010
2012
2014
2016
2018
Others
Tujia
TripAdvisor
Expedia
Booking Holdings
Airbnb
Sources: Skift, Owler, Statista, Forbes, Crunchbase
12.4% CAGR ( Compound Annual Growth Rate )

### Competitive Advantage

Yonder offers a triple bottom line benefit to the economic condition of the host community, the mental and physical wellness of their guests, and the improvement in human relations with our planet. Through it all, Yonder's business will thrive.

### Reasons for Being

These days, we seem to be plugged into everything, always. Handheld mobile wifi platforms allow us to connect everywhere we go. Social media and texting have become the preferred method for connect with others. But, as much as we've gained, we've lost something. The more plugged into things we get, the more disconnected we become from something fundamental. The natural world.



This isn't just a philosophical point. Our increasingly simulated reality negatively affects our own health and well-being, as well as that of the natural world. For example, the rapid rate of biodiversity loss is one measure of how much we're disturbing the living world upon which our health depends. There's a clear link between the spread of viruses and the relationship between humans and the natural world.

**Restore Ecological Balance**

So, what must we do? Can we live in such a way that we begin to reverse the damage? Good intentions alone are not enough. We must act in ways that allow abundance and balance to return. When we restore nature, we also restore ourselves.



**Nature is the Antidote**

Study after study demonstrates the psychological and physical benefits of connecting with nature. People who are more connected with nature are happier, feel more vital and have more meaning in their lives. It's hard to overstate how much good nature does for our well-being, and how much of what we've been missing we get back.



The fact is that our own health and happiness are inseparable from the well-being of the natural world. We need it, and it needs our protection and care. The relationship is reciprocal. So, if we can help people connect with nature, that's not just beneficial to them, it's great news for nature itself. This is Yonder's calling.

**Yonder is the Gateway**

Sure, we're connecting more people to amazing locations and experiences. But, even more importantly, we're demonstrating the positive impact nature can have on their lives. We figure that the more they experience this, the more they'll want to protect and preserve the natural world that we all ultimately depend on.



Please join us in caring for and protecting nature and wild places. It's good for people everywhere, it's good for you and it's good for our children's future.

**Join Us!**

We believe, with unwavering optimism, that Yonder, with everything it has to offer, will come out of the current global condition, leading the way towards healing, and pointing to a better tomorrow. We collectively offer a healthier path for society as a whole. And as we grow, we must consider our options for capital, as well as ownership. We feel strongly about diversifying resources, sharing the benefits, and growing our community of like minded people. As a result, we don't think it is such a novel idea that the community we serve should have the opportunity to become shareholders, and benefit from the growth of Yonder in more ways than one. In light of this, It seems in-authentic for us to exclusively seek capital from corporate investors. We certainly check a lot of their boxes, a large under-served market, a scaleable business model managed by a top notch team, and a triple bottom line model that offer the promise of profitability, improving people's livelihoods as well as healing the planet. It is therefore only consistent with our community oriented brand to reach out to you, and invite you to join us in building Yonder.

*(All forecasts presented above are future targets that cannot be guaranteed.)*



# Investor Q&A

− COLLAPSE ALL

### What does your company do?

Yonder is a travel booking platform connecting people to life enriching experiences in nature.

### Where will your company be in 5 years?

Worldwide leader in nature tourism. By share volume as well as curated quality of our offerings, and the one of a kind intuitive discovery booking platform we already built, we will connect millions of people worldwide to life enriching experiences, building a business with over 10% market share valued at over $1 Billion dollars.

### Why did you choose this idea?

I don't think we could have ever predicted when we started Yonder in 2018, that our founding purpose — to create a harmonious world by connecting people to nature —would skyrocket to the place of relevance that it has today.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Nature tourism is underserved. The nature travel booking market is fragmented and unsophisticated. We're in the midst of a rising anxiety epidemic. Digital and social connectivity frame our daily lives. We've lost our connection to nature and its meaning.

### How far along are you? What's your biggest obstacle?

Yonder was founded in late 2018. We researched the market opportunity, developed the brand identity and established clear market differentials. We have built a stellar looking platform, and native iOS and Android apps that are now live, with unique user friendly functionality features that go far beyond what is currently out there. We additionally secured the "yonder.com" domain, and acquired six domestic and international trademarks. Most importantly, we have attracted and onboarded a host community of nearly 3000 listings, with exponential growth at our doorstep through recently completed API integration partnerships, enabling us to reach tens of thousands of more hosts. We have launched the platform and are just beginning to receive bookings.

### Who competes with you? What do you understand that they don't?

We compete in the online travel agency (OTA) industry as a booking platform, but we think about it in a completely different way. A Yonder stay is not a place to crash your head on a pillow while you go elsewhere to have experiences. At Yonder the destination is the experience. This realization transforms and guides everything we do. While the urban short term rental market has consolidated to 3-5 key players, short term rentals in nature tourism industry is still fragmented with no current clear leader. This is our opportunity.

### How will you make money?

By becoming the leader of nature tourism globally, offering countless opportunities for discovery of nature connections, Yonder becomes the gravity force that attracts nature seekers everywhere. We have identified various host communities globally, built relations with organizations and developed integrations to accelerate our onboarding of greater number of hosts. Through these efforts, increasing numbers of guests will see Yonder as the go to source for nature tourism. Yonder makes money on every booking. Yonder receives 16% revenue in booking fees from the value of each booking. On a $ 100 booking, Yonder's fee income is $16. It divides between host fees of 4% and guest fees of 12%, and is consistent with industry averages.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

In order to scale, and become the global leader of nature tourism, we must accomplish a speedy adoption of users on the platform. We have in the past, and must in the future, continue to attract and build a robust host community, each and all representing the quality curation consistent with our core; that every Yonder experience enables an instant connection to nature. We are confident that by the volume as well as the quality of offerings, we become the gravity force for nature tourism globally. Yonder becomes synonymous with the greatest inventory of nature rich travel experiences. Grounded in our purpose, and riding a wave of growing trends towards healthier, safer and less crowded travel choices, we are confident in our success.

### Name unique risks related to Covid-19

As a booking platform, like most business, Yonder is temporarily affected by Covid-19. As a startup however, revenue was never a significant contributor to current cash flow. Yonder is experiencing 2X month over month growth, despite Covid-19, as we head into the summer vacation and travel season. Interest in the platform continues to grow at exponential rate: host signups, platform view traffic and user growth, all point to positive reception by consumer's, guests and hosts alike. Yonder was conceived two years ago as a solution to a problem in nature tourism. The arrival of Covid-19 has only amplified the importance of Yonder; enabling safe vacationing in uncrowded and healthy environments. Changes in behavior and shift in priorities are likely outcomes of the pandemic. Thinking ahead, Yonder's future looks increasingly bright and promising.

### Covid-19 Risk Disclaimer

The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, our operations. We have experienced and expect to continue to experience slower user growth than expected as well as reductions in bookings. While we expect the impact of COVID-19 to have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of such impact at this time.

### Is it possible to gift or transfer my investment to another person?

We understand that you may want to make the investment for someone else, and are happy to help. Once you make an investment (under your own account), please email patrick@yonder.com with your specific request and we will provide you with the necessary information to change the name under the investment.

# Financials

Yonder has financial statements ending December 31 2019. Our cash in hand is $306,000, as of May 2020. Over the three months prior, revenues averaged $12,000/month, cost of goods sold has averaged $3,000/month, and operational expenses have averaged $285,000/month.

## At a Glance

January 1 to December 31

**$0**
Revenue

**-$1,411,755**
Net Loss

**$0** [100%]
Short Term Debt

**$0**
Raised in 2019

**$306,000**
Cash on Hand
As of 05/27/20



### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

Yonder is a travel booking platform connecting people to life enriching experiences in nature.
In five years, we hope to be a worldwide leader in nature tourism. By share volume as well as curated quality of our offerings, and the one of a kind intuitive discovery booking platform we already built, we aim to connect millions of people worldwide to life enriching experiences, building a business with over 10% market share valued at over $1 billion dollars. These projections cannot be guaranteed.

### Milestones

Yonder Global, PBC. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- GET IN EARLY. A nature tourism booking platform entering an underserved fragmented $8B market.

- BE THE CHANGE. There is a global stress epidemic, nature is the antidote and Yonder is the access.

- IMPACT INVESTING. Yonder as a public benefit corporation, benefits people, planet and profit.

- ECOLOGICAL BALANCE. Hosts inspire an appreciation for nature and guests feel motivated to protect it.

- BE EXTRAORDINARY. Join in building an industry leader with a purpose and a $3B revenue potential.

**Historical Results of Operations**

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $817,975, including $16,075 in cash. As of December 31, 2018, the Company had $66,777 in total assets, including $50,970 in cash.
- *Net Loss.* The Company has had net losses of $1,411,755 and net losses of $30,753 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $24,530 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $1,20,000 in debt and $3,707,080 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Yonder Global, PBC. cash in hand is $306,000, as of May 2020. Over the last three months, revenues have averaged $12,000/month, cost of goods sold has averaged $3,000/month, and operational expenses have averaged $285,000/month, for an average burn rate of $276,000 per month. Our intent is to be profitable in 34 months.

We adjusted our forecasted revenue down by 75% for 2020 and our expenses down by 25%, representing the same dollar amount. This adjustment is due to the Covid 19 pandemic and its short and mid term effect on travel. We predict needing a total of $13M over the next few years to hit break-even. If we stay on track, we hope that will happen by April, 2023.

Yonder made a conscious decision not to create a MVP, instead decided to invest in building out a world class platform, with two native apps and has curated inventory of 3,000 listings, we believe we have a defensible first mover advantage.

Expenses will continue to be tightly controlled. And, re-prioritization focuses on growth of platform host community, infrastructure workflows and platform functionality improvements.

In six months, we hope to generate a total of $460,000 in revenue and about the same in expenses, although this cannot be guaranteed.

The Company intends to seek additional financing in 2020 via a preferred stock financing and/or convertible notes or SAFES, though there is no guarantee that such fundraising efforts will be successful.

Sarah Southwell, a director of Yonder Global, PBC, is also investing $125,000 in this Wefunder offering.

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

| | | |
|---|---|---|
| **Net Margin:**<br>N/A | **Gross Margin:**<br>N/A | **Return on Assets:**<br>-173% |
| **Earnings per Share:**<br>-$0.17 | **Revenue per Employee:**<br>$0 | **Cash to Assets:**<br>2% |
| **Revenue to Receivables:**<br>~ | **Debt Ratio:**<br>0% | |

Yonder Financial Statements.pdf

# Risks

1. The Company is a relatively new business that has only recently launched and is not yet proven. The Company may not be able to create the volume of activity in its marketplace, and inventory of hosts and number of guests, it estimates it will need to grow the business.

2. The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, our operations. We have experienced and expect to continue to experience slower user growth than expected as well as reductions in bookings. While we expect the impact of COVID-19 to have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of such impact at this time. management team has made market assumptions that haven't been fully tested which could lead to unexpected business outcomes.

3. The Company may not raise funds sufficient to close the maximum size of the round. If sufficient funds are not raised to close the maximum size of the round, the Company may not receive sufficient proceeds to accomplish the operating objectives described in Use of Funds.

4. The Company's working capital will consist of the funds secured from the sale of voting equity and debt. If expenses and anticipated uses of these funds exceed those anticipated by the Company there may be insufficient funds to continue the operations of the Company without additional funding, and there are no guarantees that such additional funding will be available on reasonable terms or at all.

5. The success of any investment activity is determined to some degree by general economic conditions. The availability, unavailability, or hindered operation of external credit markets, equity markets and other economic systems which an individual startup may depend upon to achieve its objectives may have a significant negative impact on a startup's operations and profitability. The stability and sustainability of growth in global economies may be impacted by terrorism, acts of war or a variety of other unpredictable events. There can be no assurance that such markets and economic systems will be available or will be available as anticipated or needed for an investment in a startup to be successful. Changing economic conditions could potentially, and frequently do, adversely impact the valuation of companies.

6. The Company could lose key management, which may impair its ability to execute the operating plan and result in a slower path to profitability.

7.

8. The Common Stock being offered is junior to outstanding debt and Preferred Stock in right of payment upon a liquidity event; if upon a future liquidity event the proceeds are insufficient to satisfy any debt and the liquidation preference of the Preferred Stock, then no funds will be available for return to the holders of Common Stock.

9. The Company expects to experience negative operating cash flows for the immediate future because it intends to continue to develop its business and infrastructure. The development of the business may require additional capital, which the Company may be unable to obtain on suitable terms, or at all. If it is unable to obtain adequate funding on suitable terms, or at all, the Company may have to delay, reduce or eliminate some or all of its advertising, marketing, product development efforts, general operations or any other initiatives. If the Company raises additional funds through the issuance of equity or equity-related or debt securities, these securities may have rights, preferences, or privileges senior or superior to the Investors' interests in the Company, and the current owners of the Company may experience additional dilution to their equity ownership.

10. Sarah Southwell and Tim Southwell are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

11. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event does not occur, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Bill Lee | CEO and Board Member @ Yonder Global, PBC | 2018 |
| Sarah Southwell | CEO @ GrowWise Be Well, LLC. | 2018 |
| Tim Southwell | Farmer @ Self | 2018 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Whitney Altafi | CMO | 2019 |
| Bill Lee | CEO and CSO | 2018 |
| Derek Newsom | CTO | 2018 |
| Matthew Schmidgall | COO | 2018 |
| Sarah Southwell | Treasurer | 2018 |
| Tim Southwell | Chairman & Secretary | 2018 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| SARAH A. SOUTHWELL REVOCABLE TRUST DATED OCTOBER 30, 1990, AS AMENDED | 8,553,478 Common Stock and Series Seed-1 Preferred Stock | 79.2% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| 09/2020 | $950,000 | Loan |
| | $266,683 | Priced Round |
| 05/2020 | $250,000 | Loan |
| 05/2020 | $926,750 | Priced Round |
| 05/2020 | $2,780,250 | Priced Round |
| 10/2018 | $80 | Priced Round |

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| SARAH A. SOUTHWELL REVOCABLE TRUST DATED OCTOBER 30, 1990, AS AMENDED | 05/06/2020 | $250,000 | $254,410 | 5.0% | 01/01/2023 | Yes |
| SARAH A. SOUTHWELL REVOCABLE TRUST DATED OCTOBER 30, 1990, AS AMENDED | 09/04/2020 | $950,000 | $950,792 | 5.0% | 01/01/2023 | Yes |

### Related Party Transactions

| | |
|---|---|
| Name | The Sarah A. Southwell Revocable Trust Dated October 30, 1990, as Amended |
| Amount Invested | $926,750 |
| Transaction type | Priced Round |
| Issued | 05/26/2020 |
| Relationship | Sole Stockholder; Director |

*Please see above description of the Series Seed-1 Preferred Stock issuance, forfeiture of Common Stock and contribution of additional paid-in capital. This entry represents the contribution of additional paid-in capital.*

| | |
|---|---|
| Name | The Sarah A. Southwell Revocable Trust Dated October 30, 1990, as Amended |
| Amount Invested | $80 |
| Transaction type | Priced Round |
| Issued | 10/24/2018 |
| Relationship | Director |

*This is the original issuance of Common Stock made to the Trust upon incorporation.*

| | |
|---|---|
| Name | The Sarah A. Southwell Revocable Trust Dated October 30, 1990, as Amended |
| Amount Invested | $2,780,250 |
| Transaction type | Priced Round |
| Issued | 05/26/2020 |
| Relationship | Sole Stockholder; Director |

*Please see above description of the Series Seed-1 Preferred Stock issuance, forfeiture of Common Stock and contribution of additional paid-in capital. This entry represents the Series Seed-1 Preferred Stock issuance.*

| | |
|---|---|
| Name | SARAH A. SOUTHWELL REVOCABLE TRUST DATED OCTOBER 30, 1990, AS AMENDED |
| Amount Invested | $250,000 |
| Transaction type | Loan |
| Issued | 05/06/2020 |
| Outstanding principal plus interest | $254,410 as of 05/2020 |
| Interest | 5.0 per annum |
| Maturity | 01/01/2023 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Co-Founder and majority shareholder |

| | |
|---|---|
| Name | SARAH A. SOUTHWELL REVOCABLE TRUST DATED OCTOBER 30, 1990, AS AMENDED |
| Amount Invested | $950,000 |
| Transaction type | Loan |
| Issued | 09/04/2020 |
| Outstanding principal plus interest | $950,792 as of 09/2020 |
| Interest | 5.0 per annum |
| Maturity | 01/01/2023 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Co-Founder and sole stockholder. |

### Use of Funds

| | |
|---|---|
| $250,001 | We will use the funds to engage in marketing, mostly in digital and social media, we are assembling an army of micro influencers that will be engaged to visit Yonder stays, host events and blog post and record for their followers and channels, we are engaged in robust adroll, remarketing and SEO optimization programs as well as content creation, all of which are already being put to work. Operations is building out workflows and infrastructures for scalable host onboarding on one hand, and guest services 24/7 buildout on the other. Business Development is engaged in building organizational partnerships, and researching English speaking markets in preparation for launch, in addition to establishing a robust advisor board. Tech continues functionality and feature builds as well as platform optimization. The rough breakdown of use of funds is as follows: 35% Marketing 20% Operations 12.5% Business Development 15% Technology 10% GnA 7.5% Wefunder intermediary fee. |
| $1,070,000 | Hitting our target fundraise enables us fully deploy all intended programs as described above in detail. Same applies here. Our strategy for 2020 is to build ourselves up internally, with host inventory, workflows, technology and platform optimization, so that when markets begin to return, we are poised and ready for the boomerang success when people make their next travel choices, a cabin on the lake with family - over cruises, theme parks and crowded resorts.Yonder will prioritize actions that strengthen our brand position, designed to prepare for our inevitable success and exponential growth beyond. As a solutions brand, Yonder looks past Covid-19 with the confidence of a market leader, because it is our destiny, because of the essence of who we are; a healing force of nature. Roughly one third of funds will be directed towards marketing, mostly in digital and social media, we are assembling an army of micro influencers that will be engaged to visit Yonder stays, host events and blog post and record for their followers and channels, we are engaged in robust adroll, re-marketing and SEO optimization programs as well as content creation, all of which are already being put to work. Operations is building out workflows and infrastructures for scalable host onboarding on one hand, and guest services 24/7 buildout on the other. Business Development is engaged in building organizational partnerships, and researching English speaking markets in preparation for launch, in addition to establishing a robust advisor board. Tech continues functionality and feature builds as well as platform optimization. The rough breakdown of use of funds is as follows: 35% Marketing 20% Operations 12.5% Business Development 15% Technology 10% GnA 7.5% Wefunder intermediary fee. |

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Preferred | 6,550,978 | 6,550,978 | Yes |
| Common | 25,000,000 | 2,002,500 | Yes |

### The Funding Portal

Yonder is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

## Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.